SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 15, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

Enclosures:

Nokia stock exchange release dated August 15, 2008: Esko Aho to join Nokia on November 1, 2008 - Veli Sundbäck to retire at the end of May, 2009

STOCK EXCHANGE RELEASE

August 15, 2008

Nokia Corporation

Stock exchange release

August 15, 2008 at 13:00 (CET +1)

Esko Aho to join Nokia on November 1, 2008 - Veli Sundbäck to retire at the end of May, 2009

Espoo, Finland - Nokia today announced that Mr. Esko Aho, 54, will join Nokia on November 1, 2008. He will become a member of the Nokia Group Executive Board as of January 1, 2009, when he assumes the duties of Executive Vice President, Corporate Relations and Responsibility, the position currently held by Mr. Veli Sundbäck.

Veli Sundbäck will step down from the Nokia Group Executive Board as of December 31, 2008, but will continue in Nokia as an executive advisor until his retirement on May 31, 2009 at the age of 63.

Esko Aho is currently heading the Finnish Innovation Fund (SITRA), a position he took up following his retirement from a long and distinguished political career.

Commenting on his new responsibilities, Mr. Aho said, “I’m excited at joining such a great and truly global company as Nokia. I see this as an inspiring new challenge. There is a lot to learn but I believe I will be able to draw on my experience from both a think tank environment as well as from international politics. It is a privilege to serve on Nokia’s Group Executive Board and I really look forward to working with the Nokia team.”

Said Olli-Pekka Kallasvuo, Nokia CEO, “Veli Sundbäck brought to Nokia valuable experience and knowledge of international affairs, at a time when Nokia was expanding fast into other markets. Together with his team, he has developed Corporate Relations and Responsibility activities to a world-class level in Nokia thereby contributing to the growth of the business. During the years, we have come to appreciate his insight and leadership in a diverse range of global issues. We wish him all the best for the future and extend a warm welcome to Esko Aho. “

As of January 1, 2009 the Nokia Group Executive Board will consist of the following members: Olli-Pekka Kallasvuo (Chairman), Esko Aho, Robert Andersson, Simon Beresford-Wylie, Timo Ihamuotila, Mary T. McDowell, Hallstein Moerk, Tero Ojanperä, Niklas Savander, Rick Simonson, Anssi Vanjoki and Kai Öistämö.

CV and photo of Mr. Esko Aho: http://pressbulletinboard.nokia.com/

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel